July 18, 2007

William H. Thompson
Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   J. C. Penney Company, Inc.
Form 10-K for Fiscal Year Ended February 3, 2007
Filed April 4, 2007
Form 10-Q for Fiscal Quarter Ended May 5, 2007
File No. 1-15274

Dear Mr. Thompson:

We are in receipt of your letter dated June 19, 2007 regarding the above-referenced filings for J. C. Penney Company, Inc. (the Company or JCPenney) and appreciate the SEC staff’s prompt review of our most recent Form 10-K and 10-Q and in assisting us with continuing to enhance the overall disclosures in our filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings. We further acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, we have provided below a specific response to each of your six numbered comments, with your comment in bold preceding the related response.

Form 10-K for Fiscal Year Ended February 3, 2007

Consolidated Statements of Cash Flows, page F-6

1.
Please tell us in detail how you classify cash flows from discontinued operations and your basis in GAAP for each of the classifications. In doing so, please specifically address taxes, fees, transaction costs and estimated post-closing adjustments related to discontinued businesses, cash payments for the Eckerd-related reserves and tax and other payments referred to in Note 2. Please also tell us why you believe your classification of proceeds from the sale of discontinued operations as an investing activity of continuing operations is appropriate. In your response, please explain the facts and circumstances that support a classification other than “discontinued operations” on a basis consistent with the classification of income from discontinued operations in the consolidated statements of operations.

Response

The Company classifies cash flows from discontinued operations according to our understanding of the SEC guidance that was issued in February 2006, based on a speech of an SEC staff member given at the AICPA 33rd National Conference on Current SEC and PCAOB Developments held in December 2005. That guidance specifically required discrete reporting of operating, investing, and financing cash flows from discontinued operations by category. To comply with this guidance, beginning with the fiscal 2005 Annual Report, we categorize each cash inflow and outflow related to discontinued operations based on the nature of the item and the guidance for classification set forth in SFAS 95,"Statement of Cash Flows." For example, cash flows related to income taxes are generally considered an operating activity. Accordingly, we classified cash payments for income taxes on the Eckerd sale in the operating category of discontinued operations. Other cash payments or receipts related to reserves that were established for the Eckerd sale, such as property taxes and costs to exit the Colorado and New Mexico markets were classified in the investing category of discontinued operations.

Prior to the February 2006 SEC guidance, the Company historically presented cash flows related to discontinued operations as a separate single line item in the consolidated statements of cash flows following the financing section, which we believed was consistent with footnote 10 of SFAS 95 that states "Separate disclosure of cash flows pertaining to ….discontinued operations reflected in those categories [operating, investing, and financing activities] is not required. An Enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected…." Discrete presentation of cash flows from discontinued operations is consistent with other authoritative accounting literature that requires the separate presentation of assets and liabilities as well as operations of discontinued operations, specifically paragraphs 43 and 46 of SFAS 144,"Disposal of Long-Lived Assets."

To comply with the February 2006 SEC guidance, we simply expanded the single line item disclosure of cash flows related to discontinued operations into the three categories set forth in SFAS 95.

Addressing the classification of proceeds from the sale of discontinued operations, the proceeds the Company received from the sale of Eckerd in 2004 and Lojas Renner, S.A. in 2005 were generated from the sales of the Company’s investments in those subsidiaries. The cash proceeds from those sales, which were clearly disclosed, were used in the Company’s ongoing operations and redeployed to reduce debt and repurchase common stock, both of which are part of continuing operations. The presentation of proceeds from the sale of an investment in a subsidiary as an investing activity of continuing operations in the statement of cash flows is consistent with paragraph 16b and c of SFAS 95, which states that "Cash flows from investing activities [include]… Receipts from sales of equity instruments of other enterprises and from returns of investment in those instruments and receipts from sales of property, plant, and equipment and other productive assets." Additionally, this presentation is consistent with prevalent disclosure practices observed in other companies’ public filings.

The accounting for the sale transactions as well as the presentation in the consolidated statements of cash flows and other financial statements were audited by KPMG who concurred with the Company’s treatment and classifications. Accordingly, we believe our presentation was in accordance with GAAP and industry practice.

Our intent is always to provide clear and useful disclosures to our investors. We believe that from the time that Eckerd and other subsidiaries were initially classified as held for sale, the disclosures surrounding the Company’s sales of its investments in subsidiaries were complete and reflected an accurate presentation of the effect on the Company’s financial position, liquidity and results of operations.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-7

Vendor Allowances, page F-9

2.
Please disclose the amount of cooperative advertising payments and other vendor allowances offset against each operating expense line item for the years presented. Also, to the extent material to an understanding of your operating results, please include a discussion and analysis of vendor allowances in managements' discussion and analysis of financial condition and results of operations.

Response

The amounts of cooperative advertising payments offset against selling, general and administrative expenses for 2006, 2005, and 2004 were $164 million, $139 million, and $174 million, respectively. Other vendor allowances recorded as offsets to operating expenses, such as various merchandise training and service programs, and selling salary reimbursements, totaled approximately $8 million, $7 million and $3 million for 2006, 2005, and 2004, respectively.

In future filings, we will disclose the amount of cooperative advertising reimbursements netted against gross advertising costs for all years presented. Also, to the extent material to an understanding of our operating results, we will include a discussion and analysis of vendor allowances in management’s discussion and analysis of financial condition and results of operations.

Leases, page F-12

3.
Please tell us your basis for amortizing developer/tenant allowances referred to in the second paragraph upon receipt of the allowances as opposed to the date of initial possession of leased premises. In addition, please clarify your disclosure as appropriate.

Response

Our policy for accounting for developer/tenant allowances is based on Question 2 of FASB Technical Bulletin 88-1 (As Amended), "Issues Relating to Accounting for Leases," paragraph 15 of SFAS 13,"Accounting for Leases," along with clarifications of certain accounting issues and their application under GAAP relating to operating leases provided by the SEC in its letter from the Chief Accountant to the AICPA dated February 7, 2005.

The Company receives developer/tenant allowances to renovate or reconfigure department stores and/or access thereto when a developer is planning on making various site plan modifications to their mall property such as expanding the shopping mall or center resulting in the addition of new tenants, adding new or renovating mall entrances, adding various entertainment venues, such as a movie theatre or ice skating rink, and expanding parking space. These allowances are sometimes received at the commencement of a lease, but more often the allowance is provided on existing stores that the Company has operated for several years. Additional lease renewal options are oftentimes negotiated at the time a developer offers an allowance as they want the Company to continue operating the department store.

Consistent with our accounting policy, on the date that we receive the allowance, we record the amount as a deferred rent liability and amortize it over the remaining term of the lease. We do not record a large credit to the income statement to retroactively apply the allowance to prior periods during which we controlled or operated the store.

In future filings, we will clarify this disclosure to explain that upon receipt of developer/tenant allowances, the Company records a deferred rent liability in Other Liabilities in the Consolidated Balance Sheet and amortizes such amount over the remaining term of the corresponding lease as a reduction of rent expense.

Note 20. Litigation, Other Contingencies and Guarantees, page F-39

4.
Please tell us the significance of the potential environmental liabilities disclosed in the second and third paragraphs. Please address the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations or liquidity. In addition, tell us the significant assumptions and judgments underlying the recognition and measurement of the liabilities. If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred please disclose estimates of the possible loss or range of loss or state that such estimates cannot be made. Refer to SAB Topic 5: Y and SFAS 5.

Response

As of the fiscal year ended February 3, 2007, the Company estimated its total potential environmental liabilities to range from $52 million to $87 million and recorded management’s best estimate of $63 million in Other Liabilities in the consolidated balance sheet as of that date. This estimate covered potential liabilities primarily related to underground storage tanks, remediation of environmental conditions involving the Company’s former Eckerd drugstore operations, and asbestos removal in connection with approved plans to renovate or dispose of Company facilities. Even if the Company were to incur losses at the upper end of the estimated range, we do not believe that such losses would have a material effect on the Company’s financial condition, results of operations, or liquidity.

In establishing its reserves for liabilities associated with underground storage tanks, the Company maintains and periodically updates an inventory listing of potentially impacted sites. This updated information is provided to an outside environmental consulting firm who estimates the cost of remediation efforts based on the Company’s historical experience as well as the firm’s professional experience and knowledge of industry data. With respect to its former Eckerd operations, the Company provided information regarding known and potentially impacted sites to an outside environmental consulting firm having access to extensive databases of environmental matters, including data from the Environmental Protection Agency, to estimate the cost of remediation. The combined experience of the Company and the consulting firm, as well as relevant data, was used to develop a range of potential liabilities, and a reserve was established at the time of the Eckerd sale. The Eckerd reserve is adjusted as payments are made or new information becomes known. Reserves for asbestos removal are based on the Company’s known liabilities in connection with approved plans for store modernization, renovations, or dispositions of store locations.

The Company believes that its reserves are adequate to cover estimated potential liabilities and that any additional losses, or range of losses, are not currently capable of estimation.

5.
We note your references to the independent engineering firm and outside consultant in regard to environmental matters. Please name and file the written consent of the independent engineering firm and outside consultant to whom you refer. Alternatively, please remove the references to these persons. If you do not believe consents are required, please explain in detail. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-K.

Response

In future filings, we will delete the references to the independent engineering firm and the outside consultant in regard to environmental matters.

Form 10-Q for the Quarterly Period Ended May 5, 2007

Notes to Unaudited Interim Consolidated Financial Statements

Note 1) Nature of Operations and Summary of Significant Accounting Policies, page 4

6.
We note that you may be the guarantor of certain outstanding debt securities of JCP. Please advise. Also, tell us in detail why your disclosure complies with Rule 3-10 of Regulation S-X, including paragraphs (i)(9) and (i)(10). In doing so, please address the disclosure included in your most recent annual report as well.

Response

As noted in the Form 10-K for the fiscal year ended February 3, 2007 and the Form 10-Q for the quarterly period ended May 5, 2007, the Company is a holding company whose principal operating subsidiary is J. C. Penney Corporation, Inc. (JCP). JCP is 100% owned (as defined in Rule 3-10(h)(1) of Regulation S-X) by the Company. The Company has no independent assets or operations and no direct subsidiaries other than JCP.

In connection with the implementation of the holding company structure in 2002, the Company became the guarantor of JCP’s 7⅝% Debentures due 2097. The guarantee by the Company of the Debentures is full and unconditional (as defined in Rule 3-10(h)(2) of Regulation S-X). In addition, the Company is the co-obligor on all other outstanding debt securities of JCP. No other subsidiary of the Company is a guarantor or co-obligor regarding the payment of principal and interest on JCP’s outstanding debt securities.

Accordingly, in reliance on the exception under paragraph (c) of Rule 3-10 of Regulation S-X, separate financial statements for JCP are not included in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q. Additionally, there are no restrictions on the ability of the Company to obtain funds from JCP by dividend or loan, which would require disclosure under paragraphs (i)(9) or (i)(10) of Rule 3-10 of Regulation S-X.

We look forward to working with you to address your comments and welcome any questions or additional comments you may have after reviewing our responses. The Company remains committed to continuously improving the transparency of its financial reporting, by providing investors with useful and clear financial disclosures and presenting an accurate view of the Company’s financial position and operating results to permit all users of our financial statements to make informed investment decisions.

Please contact Sal Saggese, Chief Accountant, at (972) 431-2204 or ssaggese@jcpenney.com with any specific questions on our responses related to the financial statements and related items or Salil Virkar, Senior Managing Counsel, at (972) 431-1211 or svirkar@jcpenney.com with any other questions.

Respectfully,

/s/ Robert B. Cavanaugh
Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.